Exhibit 99.1

Canadian Solar and EDF Energies Nouvelles to Partner and Start Construction of a 191.5 MWp Solar Energy Project in Brazil

Guelph, Ontario, Canada and Rio de Janeiro, Brazil, October 11th, 2016, Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, and EDF Energies Nouvelles, a global market leader in renewable energy, announced today the sale of 80% interest in Canadian Solar’s Pirapora I solar energy project in Brazil to EDF Energies Nouvelles’ local subsidiary, EDF EN do Brasil.  The 191.5 MWp Project is starting construction and expects to reach commercial operation in the third quarter of 2017.  Canadian Solar will supply the modules for the Project from its new 360 MWp modules factory established in Brazil to support the local market.

The Project, located in the state of Minas Gerais in Brazil, was awarded a 20-year Power Purchase Agreement in the second Reserve Energy Auction in 2015. Once completed, the Project will generate 391,263 MWh per year and contribute towards the country’s goal of obtaining 23% of its energy from renewable sources by 2030.

“The investment by EDF Energies Nouvelles in Canadian Solar’s Pirapora I project is a demonstration of the strong potential of the solar energy market in Brazil.  Pirapora I is one of Canadian Solar’s three current projects in the country totaling 394 MWp with awarded long-term PPAs.  We plan to grow our project portfolio and support the domestic solar market with our 360 MWp module manufacturing plant.  We are glad to partner with a strategic investor such as EDF EN in the implementation of our first project in Brazil,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar.

Antoine Cahuzac, Senior Executive Vice President in Renewable Energies of EDF and Chief Executive Officer of EDF Energies Nouvelles added, “With this Pirapora major new solar project in partnership with a specialised company such as Canadian Solar,  two wind projects currently under construction by EDF Energies Nouvelles , and having in mind the hydraulic project -Sinop- the EDF group is involved in, all this confirms a strong ambition to strengthen and diversify the Edf Group renewables assets portfolio in Brazil.”

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar also has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 15 years, Canadian Solar has successfully delivered over 16 GW of premium quality modules to over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

About EDF Energies Nouvelles

EDF Energies Nouvelles is a market leader in renewable energy electricity, with a portfolio of more than 9 GW gross installed capacity focused for the most part on wind (onshore and offshore) and solar photovoltaic energy. Mostly operating in Europe and North America, EDF Energies Nouvelles continues its development by taking strong positions in promising emerging areas such as Brazil, Chile, China, India or South Africa. The Company is also present in other segments of the renewable energy market: marine energy, biomass and distributed energies. EDF Energies Nouvelles manages renewable energy projects’ development and construction as well as operation and maintenance for its own account and for third parties. EDF Energies Nouvelles is a subsidiary of the EDF Group dedicated to renewable energy. Visit us: www.edf-energies-nouvelles.com and follow us on: www.linkedin.com/company/edf-energies-nouvelles?trk=ppro_cprof

Canadian Solar Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 20, 2016. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.